

October 20, 2010

VIA U.S. MAIL

Allan Ligi
Poway Muffler and Brake, Inc.
13933 Poway Road
Poway, CA 92064

Re: Poway Muffler and Brake, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed September 24, 2010
          File No. 333-164856

Dear Mr. Ligi:

We have reviewed your response to our letter dated April 30, 2010 and have the following additional comments. Page references refer to the marked version of your filing on EDGAR.

General

1. We note that you have changed the price per share in response to our prior comment 1. Please revise your disclosure regarding the offering price in the "Determination of Offering Price" and "Plan of Distribution" sections accordingly.

2. You disclose in the notes to the financial statements that you have an outstanding loan from a stockholder. Please tell us, with a view towards revised disclosure in the "Selling Shareholders" or "Certain Relationships and Related Transactions" section as necessary, which stockholder made this loan to you.

Summary Financials, page 2

3. Refer to prior comment 8. Your table that provides summary financial statement data needs substantial revisions. Your income statement data indicates that the financial data is from inception (January 6, 1989) to June 30, 2010 but we note that it only includes data through December 31, 2009. The amount that you have listed as revenue is instead operating income and your expense line is general and administrative expenses. Your balance sheet data, which you indicate is of June 30, 2010, is in fact, as of December 30, 2009. Please revise your summary financial statement data to include financial data through June 30, 2010 and title the line items similar to your financial statements.

<u>We may have difficulty meeting our retail expansion goals, page 4</u>

4. We note your response to our prior comment 12 and reissue in part. Please revise to quantify your expected near and long term capital needs here and discuss how your limited funds could impact your goals.

<u>Description of Business, page 12</u>

5. We note your response to our prior comment 17 and reissue in part. Please provide support for your statement related to growth in recent years, particularly as compared to your increasing net losses, or revise to remove such growth references.

6. Please discuss in greater detail the deal you structured with an aftermarket manufacturer to provide factory qualified replacement catalytic converters costing approximately 40% less. For example, disclose whether you have a written agreement with the manufacturer and discuss the material terms and duration of the agreement. Please also file the agreement as an exhibit if it is material. Absent a written agreement, please provide support for your ability to continually offer such a 40% savings to customers or balance your disclosure with the risks inherent in the uncertainties of your replacement program.

<u>Report of the Independent Registered Public Accounting Firm, page 16</u>

7. Please tell us why the independent accounting firm's report was reissued. Reissuance of the auditor's report is required when previously filed financial statements are restated or retrospectively adjusted, which appears not to be your circumstance.

<u>Balance Sheet, page 17</u>

8. Refer to prior comment 21. Your response does not appear to be on point. We note your statement that you keep a standard set of mufflers on hand and as mufflers are installed, they are immediately re-ordered. However, the amount of inventory as reported on your balance sheet should represent the value of the goods held by you for sale or for customer service and must be accurately counted and valued at the end of each accounting period. Items that have been reordered by you may not have been delivered to you or held by you by the balance sheet date and therefore would not be included in the inventory balance. In addition, the cost of replacement purchases of inventory may not equal the cost of inventory consumed. Therefore we reissue our comment. Please explain to us why the amount of inventory as reported on your balance sheet is the same for the fiscal years ended December 31, 2009 and 2008.

Note 1: Organization and Description of Business, page 21

9. Refer to prior comment 22. We note your response that the auditor mistakenly characterized the merger as a reverse merger and that the notes to the financial statements have been revised. However, we note on page 32 of the notes to the financial statement for the six months ended June 30, 2010, the merger with Ross Investments, Inc. is described as a reverse acquisition of the Company. Please further revise your document to consistently characterize the merger with Ross Investments, Inc throughout your document.

Note 2: Inventory, page 23

10. Refer to prior comment 24. We note your response that your auditor has revised note 2 to disclose the major classes of inventory. However, it does not appear that the major classes of inventory are disclosed. Therefore, we reissue our comment. Please disclose the major classes of inventory and provide all other disclosure required by Rule 5.02 (6) of Regulation S-X.

Note 6: Capital Structure, page 26

11. Refer to prior comment 25. Please explain in greater detail why 100,000 shares were issued as replacements for stock surrendered and cancelled in the merger transaction.

Long Term Goals, page 39

12. We note your response to our prior comment 27 and reissue in part. Please expand your disclosure to discuss the difficulties you are likely to face in funding this expansion from operations given your current economic condition and the challenges you will likely face if you seek outside funding. Please also disclose that if you are unable to raise this substantial amount of capital, you will be unable to proceed with your expansion as planned.

Security Ownership of Certain Beneficial Owners and Management, page 40

13. We note your response to our prior comment 29 and reissue. While your response indicates your intent to include the shares beneficially owned by Bruce Penrod in the table, we are unable to locate such inclusion. Please revise accordingly.

14. Refer to prior comment 30. Please clarify to us and in your filing when the 100,000 were issued to Mr. Ligi. The disclosure on page 40 indicates that the shares were issued contemporaneous with the merger but your response appears to indicate that the shares were issued after the June 2010 financial statements were issued.

Issuance of Unregistered Securities, page 43

15. We note your response to our prior comment 33 and reissue in part. Securities Act Rule 145 is not an exemption from registration. Please revise or advise.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have any questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or, in his absence, me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Karen A. Batcher, Esq.
        Via Facsimile (619) 512-5184